EXHIBIT 20


                  COPY OF QUARTERLY REPORT TO STOCKHOLDERS


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                            ROHM AND HAAS COMPANY
                              FIRST QUARTER '95




                              ID: COVER GRAPHIC



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FINANCIAL HIGHLIGHTS (Millions of dollars, except earnings per share)
- -----------------------------------------------------------------------------
                                                          First Quarter
                                                   --------------------------
                                                                      Percent
                                                     1995     1994    Change
                                                   --------------------------
Net sales                                           $ 985     $856      15
Net earnings                                           79       67      18
Net earnings per common share                       $1.14     $.96      19
- -----------------------------------------------------------------------------


SALES BY BUSINESS GROUP
Millions of dollars
- ----------------------------------------------

  Polymers, Resins and Monomers $445
        Agricultural Chemicals $144
              Plastics $179
                    Performance Chemicals $217


          ID: GRAPHIC (PIE CHART)

SALES BY CUSTOMER LOCATION
Millions of dollars
- ----------------------------------------------

  North America $516
        Latin America $55
              Europe $257
                    Pacific $157


          ID: GRAPHIC (PIE CHART)

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                            CHAIRMAN'S LETTER

The first quarter of 1995 was a robust continuation of our strong performance in 1994. Volume was up, productivity improved and currencies continued in our favor. These factors led to earnings of $79 million. Without a $17 million charge connected with a legal decision about a 30-year-old waste site, earnings would have been $96 million, a 45 percent increase over the first quarter of 1994.

A good portion of the earnings gain resulted from productivity improvements. We're shipping more product than ever before, yet plant operating costs are well below what they were a year ago. In addition, we have kept selling, administrative and research costs flat with last year.

Nearly all of the volume increase occurred outside North America, with the greatest growth -- 29 percent -- occurring in the Pacific region. Latin America and Europe also reported double-digit volume increases. Volume growth in North America was limited by the sale of the styrene butadiene latex business, capacity constraints in Plastics Additives, and the loss of a significant Petroleum Chemicals customer in 1994. We also saw the pace of U.S. business slow during the first three months of this year.

The productivity gains we have made were hard earned, and we have no intention of surrendering them by allowing margin erosion due to feedstock cost increases. Selling prices were up about 5 percent at the end of the first quarter in those businesses where we had increases. Yet, at this point in time, we have recovered only about half of our raw material cost increases. We remain committed to maintaining our margins through full and fair pricing for the value in our products.

I am pleased with the productivity gains the company is making and expect to see more as the year progresses. Volume increases should continue, as long as worldwide economies remain favorable. In short, 1995 should be an excellent year for Rohm and Haas.

On May 1st, the Board of Directors elected two new vice presidents -- David Stitely, Director of Information Technology, and J. Gary Fischette, Director of Corporate Engineering for Rohm and Haas.

(J. LAWRENCE WILSON)
 J. Lawrence Wilson
 Chairman                                                    May 10, 1995

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                    MANAGEMENT DISCUSSION AND ANALYSIS

FIRST QUARTER 1995 VERSUS
FIRST QUARTER 1994

First quarter 1995 earnings were $79 million, up 18% from last year's earnings of $67 million. Earnings per common share were $1.14, up 19% from 96 cents per common share in 1994. The 1995 results were reduced by a $17 million after-tax charge ($.25 per common share) for additional potential liability related to the cleanup of the Whitmoyer waste site in Myerstown, Pennsylvania. Without this charge, earnings would have been up 45% over last year's first quarter. All business segments and regions reported improved earnings. Sales of $985 million were 15% higher than reported in the prior-year period. Earnings increased as a result of volume growth, higher selling prices, a higher-priced product mix, stronger currencies in Europe and Japan and continued productivity improvements in manufacturing, selling, administrative and research operations. These positives more than offset the impact of 31% higher raw material prices, excluding the effect of stronger currencies.

Polymers, Resins and Monomers (PRM) earnings were $48 million, up 33% compared to the prior period. Sales increased 17% due to 8% higher volume, excluding the effect of the sale of the styrene butadiene latex business, higher selling prices and a higher-priced product mix. Volume increased in all regions, but was especially strong outside of North America, particularly in architectural coatings, adhesives and specialty industrial polymers. Smooth plant operations and stronger currencies in Europe and Japan also contributed to higher earnings. However, the earnings increase was limited by significantly higher raw material prices.

Plastics reported earnings of $18 million, up 20% from the 1994 period. Sales increased 18%, reflecting volume gains of 7%, higher selling prices and stronger currencies in Europe and Japan. The large increase in raw material prices hurt earnings. Engineering resin additives had strong volume growth in Europe, and PVC additives reported gains in the Pacific and Latin American regions. Plastics Additives volume in North America was hampered by a production outage at the Louisville, Kentucky plant. AtoHaas North America reported volume increases for Plexiglas MC sheet and molding powder. AtoHaas Europe reported a profit for the quarter for the first time since the AtoHaas joint venture was formed in 1992.

Performance Chemicals recorded earnings of $17 million, up from last year's earnings of $11 million. Sales increased 16% due to 6% higher volume, a higher-priced product mix and stronger foreign currencies. Petroleum Chemicals volume declined, reflecting the loss of a significant customer in 1994. Biocides and Shipley reported double-digit volume gains in all regions. Ion Exchange Resins had significant volume increases in the North American and Pacific regions. This volume increase, combined with continued productivity improvements, resulted in breakeven results for this business.

Agricultural Chemicals earnings of $21 million were 17% higher than the first quarter of 1994. Sales increased 11%, reflecting a higher-priced product mix and stronger currencies in Europe and Japan. Volume was down 2% due to advance shipments of Dithane fungicide at the end of 1994. Good cost control also helped earnings.

Corporate totaled $25 million in 1995, compared to $13 million in last year's first quar-

2

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ter.  The current year included a $17 million charge for additional potential liability related to the cleanup of the Whitmoyer waste site in Myerstown, Pennsylvania, partly offset by $2 million lower interest expense.

Net sales were $985 million, up 15% from 1994. All business groups and regions contributed to the increase. The first quarter gross profit margin was 36%, down from 37% in the prior period. Raw material prices increased a staggering 31%, excluding the effect of currencies, over last year's first quarter. However, this huge negative effect was offset by 3% higher selling prices, higher production volumes, stronger foreign currencies, a more favorable product mix and cost savings in plant operations.

Selling, administrative and research (SAR) expenses declined 1% despite stronger foreign currencies and inflationary pressures and reflected continued productivity improvements. Interest expense decreased 25% due to lower debt levels and higher capitalization of interest expense as part of construction costs due to higher capital spending. Affiliate earnings were $1 million compared to breakeven in the first quarter of 1994 resulting from improved earnings from the AtoHaas affiliates. Other expense, net, was $39 million for the period, up from $6 million in 1994, due largely to a charge of $26 million for additional potential liability for the cleanup of the Whitmoyer waste site. The effective tax rate for the quarter was 34%, compared to 38% in 1994, due to lower taxes on foreign earnings.

LIQUIDITY, CAPITAL RESOURCES
AND OTHER FINANCIAL DATA

At the end of the quarter, cash and cash equivalents totaled $43 million, down $84 million from the 1994 year-end balance. Receivables were up $163 million during the first three months of the year due to higher sales. Inventories increased $18 million, reflecting a normal seasonal pattern. The debt-to-equity ratio, calculated without the reduction to stockholders' equity for the ESOP transaction, was 42% at the end of March, compared with 44% at year-end 1994. The lower debt-to-equity ratio resulted from the redemption of the company's $75 million, 9.625% notes at par plus accrued interest in January out of cash on hand.

Fixed asset additions during the first three months of 1995 totaled $63 million. Spending for the full year is estimated to be in the range of $400 million, and includes expenditures for capacity expansion for acrylic acid at Houston, Texas, which will be completed mid-year, a new emulsion plant at Houston, Texas, and a new Biocides production facility at Bayport, Texas, which are both expected to be completed in 1996.

On March 20, 1995, the Federal District Court in Philadelphia ruled that Rohm and Haas must indemnify SmithKline Beecham for costs related to the cleanup of contamination at the Whitmoyer waste site. As a result of this court order, the company recorded a charge to first quarter earnings of $17 million after tax, or 25 cents per common share, to recognize additional potential liability for remediating the site. The company disagrees with the decision and intends to appeal.

On May 1, 1995, the board of directors declared a regular quarterly dividend of $.37 per common share and $.6875 per preferred share, payable June 1, 1995, to stockholders of record on May 12, 1995.

                                                                          3

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                  ROHM AND HAAS COMPANY AND SUBSIDIARIES

SALES BY BUSINESS GROUP AND CUSTOMER LOCATION   (Millions of dollars)
- ------------------------------------------------------------------------------
 FIRST QUARTER 1995 AND 1994
- ------------------------------------------------------------------------------

           Polymers,
          Resins and                  Performance  Agricultural
           Monomers       Plastics     Chemicals    Chemicals       Total
         ------------- ------------- ------------- ------------- -------------
         1995    1994  1995    1994  1995    1994  1995    1994  1995   1994
- -------  ------------- ------------- ------------- ------------- -------------
North
America  $295    $272  $100    $ 91  $ 89    $ 82  $ 32    $ 33  $516   $478
- -------  ------------- ------------- ------------- ------------- -------------
Europe     79      60    59      47    60      52    59      50   257    209
- -------  ------------- ------------- ------------- ------------- -------------
Pacific    46      33    14       9    62      48    35      28   157    118
- -------  ------------- ------------- ------------- ------------- -------------
Latin
America    25      22     6       5     6       5    18      19    55     51
- -------  ------------- ------------- ------------- ------------- -------------
Total    $445    $387  $179    $152  $217    $187  $144    $130  $985   $856
- -------  ------------- ------------- ------------- ------------- -------------


PHYSICAL VOLUME CHANGE
CURRENT QUARTER RELATIVE TO YEAR-EARLIER QUARTER
- -----------------------------------------------------------------------
                                Percent         CUSTOMER        Percent
BUSINESS GROUP                  Change          LOCATION        Change
- -----------------------------------------------------------------------
Polymers, Resins and Monomers      5            North America     --
Plastics                           7            Europe            11
Performance Chemicals              6            Pacific           29
Agricultural Chemicals            (2)           Latin America     12
- -----------------------------------------------------------------------
Worldwide                          5            Worldwide          5
- -----------------------------------------------------------------------

4

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NET EARNINGS BY BUSINESS GROUP AND CUSTOMER LOCATION
- -----------------------------------------------------------------------------
                                                    Quarter Ended March 31,
                                                  ---------------------------
                                                     1995           1994
                                                  ---------------------------
BUSINESS GROUP                                      (Millions of dollars)
                                                  ---------------------------
Polymers, Resins and Monomers                        $ 48           $ 36
Plastics                                               18             15
Performance Chemicals                                  17             11
Agricultural Chemicals                                 21             18
Corporate                                             (25)           (13)
- -----------------------------------------------------------------------------
    Total                                            $ 79           $ 67
- -----------------------------------------------------------------------------
CUSTOMER LOCATION
North America                                        $ 47           $ 43
Europe                                                 32             22
Pacific                                                20             11
Latin America                                           5              4
Corporate                                             (25)           (13)
- -----------------------------------------------------------------------------
    Total                                            $ 79           $ 67
- -----------------------------------------------------------------------------
Corporate includes a $17 million after-tax charge for additional potential liability related to the cleanup of the Whitmoyer waste site in Myerstown, Pennsylvania as well as other non-operating items such as interest income and expense.


ANALYSIS OF CHANGE IN PER-SHARE EARNINGS
CURRENT PERIOD RELATIVE TO YEAR-EARLIER PERIOD
- -----------------------------------------------------------
                                                 $/Share
GROSS PROFIT                                   (after-tax)
                                              -------------
Selling prices*                                   $ .42
Physical volume and product mix                     .34
Raw material costs*                                (.58)
Other manufacturing costs*                          .20
- -----------------------------------------------------------
    Increase in gross profit                        .38
- -----------------------------------------------------------
OTHER CAUSES
Selling, administrative and research expenses*      .01
Interest expense                                    .03
Certain waste disposal site cleanup costs          (.25)
Other                                               .01
- -----------------------------------------------------------
    Decrease from other causes                     (.20)
- -----------------------------------------------------------
Increase in per-share earnings                    $ .18
- -----------------------------------------------------------
*The amounts shown are on a U.S. dollar basis and include the impact of currency movements as compared to the prior-year period.

                                                                          5

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Rohm and Haas Company and Subsidiaries
STATEMENTS OF CONSOLIDATED EARNINGS   (Subject to Year-end Audit)
- ------------------------------------------------------------------------------
                                                      Quarter Ended March 31,
                                                     -------------------------
                                                         1995        1994
                                                     -------------------------
CURRENT EARNINGS                                       (Millions of dollars)
                                                     -------------------------
Net sales                                               $   985     $   856
Cost of goods sold                                          628         539
- ------------------------------------------------------------------------------
Gross profit                                                357         317

Selling and administrative expense                          145         144
Research and development expense                             45          47
Interest expense                                              9          12
Share of net earnings of affiliates                           1          --
Other expense, net                                           39           6
- ------------------------------------------------------------------------------
Earnings before income taxes                                120         108
Income taxes                                                 41          41
- ------------------------------------------------------------------------------
NET EARNINGS                                            $    79     $    67
Less preferred stock dividends                                2           2
- ------------------------------------------------------------------------------
NET EARNINGS APPLICABLE TO
   COMMON SHAREHOLDERS                                  $    77     $    65
- ------------------------------------------------------------------------------

PER COMMON SHARE:
Net earnings                                            $  1.14     $   .96
Dividends                                               $   .37     $   .35

Average number of common shares outstanding (000's)      67,675      67,672
- ------------------------------------------------------------------------------
See notes to consolidated financial statements.

6

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Rohm and Haas Company and Subsidiaries
STATEMENTS OF CONSOLIDATED CASH FLOWS   (Subject to Year-end Audit)
- ------------------------------------------------------------------------
                                               Quarter Ended March 31,
                                             ---------------------------
                                                 1995           1994
                                             ---------------------------
CASH FLOWS FROM OPERATING ACTIVITIES             (Millions of dollars)
                                             ---------------------------
Net earnings                                     $  79          $  67
Adjustments to reconcile net earnings
   to cash provided by operating activities:
      Depreciation                                  55             57
      Deferred income taxes                         12             15
      Accounts receivable                         (163)          (106)
      Inventories                                  (20)           (20)
      Accounts payable                              29            (14)
      Other working capital changes, net           (21)             8
      Other, net                                    24              5
- ------------------------------------------------------------------------
      Net cash provided (used) by
         operating activities                       (5)            12
- ------------------------------------------------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES
Additions to land, buildings and equipment         (63)           (45)
Proceeds from the sale of facilities and
   investments                                      20              3
- ------------------------------------------------------------------------
      Net cash used by investing activities        (43)           (42)
- ------------------------------------------------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of long-term debt             8             --
Purchases of treasury stock                         (5)            --
Repayments of long-term debt                       (77)            (3)
Net change in short-term borrowings                 51             46
Payment of dividends                               (26)           (25)
Other, net                                          14             10
- ------------------------------------------------------------------------
      Net cash provided (used) by
         financing activities                      (35)            28
- ------------------------------------------------------------------------
Effect of exchange rate changes on cash             (1)            --
- ------------------------------------------------------------------------
      NET DECREASE IN CASH AND CASH EQUIVALENTS  $ (84)         $  (2)
- ------------------------------------------------------------------------
See notes to consolidated financial statements.

                                                                          7

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Rohm and Haas Company and Subsidiaries
CONSOLIDATED BALANCE SHEETS   (Subject to Year-end Audit)
- -----------------------------------------------------------------------------
                                         MARCH 31,    December 31,  March 31,
                                            1995          1994        1994
                                         ------------------------------------
ASSETS                                           (Millions of dollars)
                                         ------------------------------------
Current assets:
   Cash and cash equivalents               $   43        $  127      $   33
   Receivables, net                           842           679         710
   Inventories (note d)                       505           487         414
   Prepaid expenses and other assets          140           147         156
- -----------------------------------------------------------------------------
      Total current assets                  1,530         1,440       1,313
- -----------------------------------------------------------------------------
Land, buildings and equipment               3,986         3,969       3,748
Less accumulated depreciation               2,025         2,009       1,881
- -----------------------------------------------------------------------------
      Net land, buildings and equipment     1,961         1,960       1,867
- -----------------------------------------------------------------------------
Other assets                                  480           461         442
- -----------------------------------------------------------------------------
                                           $3,971        $3,861      $3,622
- -----------------------------------------------------------------------------
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
   Notes payable                           $  134        $  157      $  127
   Accounts payable and accrued
      liabilities                             693           699         572
   Accrued income taxes                        83            76          27
- -----------------------------------------------------------------------------
      Total current liabilities               910           932         726
- -----------------------------------------------------------------------------
Long-term debt                                647           629         698
Other liabilities                             729           680         711

Stockholders' equity:
   $2.75 Cumulative convertible preferred
      stock (note e)                          134           134         135
   Common stock: shares
      issued -- 78,652,380                    197           197         197
   Additional paid-in capital                 151           151         151
   Retained earnings                        1,659         1,606       1,486
- -----------------------------------------------------------------------------
                                            2,141         2,088       1,969
   Less: Treasury stock (note f)              327           323         321
   Less: ESOP shares                          155           156         161
   Other equity adjustments                    26            11          --
- -----------------------------------------------------------------------------
      Total stockholders' equity            1,685         1,620       1,487
- -----------------------------------------------------------------------------
                                           $3,971        $3,861      $3,622
- -----------------------------------------------------------------------------
See notes to consolidated financial statements.

8

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
- -----------------------------------------------------------------------------

(A) These interim financial statements are unaudited, but, in the opinion of management, all adjustments, which are of a normal recurring nature, have been made to present fairly the company's financial position, results of operations and cash flows. It is suggested that these financial statements be read in conjunction with the financial statements, accounting policies and the notes included in the company's annual report for the year ended December 31, 1994.

(B) The company is a party in various government enforcement and private actions associated with former waste disposal sites. The company is also involved in potential corrective actions at some of its manufacturing facilities. The amounts charged to earnings before tax for environmental remediation were $26 million and $4 million for the three months ended March 31, 1995 and 1994, respectively. The charge in the 1995 period is a result of a ruling on March 20, 1995 in Federal District Court in Philadelphia whereby the company must indemnify SmithKline Beecham for costs related to the cleanup of contamination at the Whitmoyer waste site. The two companies had been sharing remediation costs under an interim agreement. Rohm and Haas Company disagrees with the decision and intends to appeal. At March 31, 1995, the reserves for remediation were $196 million and probable insurance recoveries were $72 million.

    In addition to accrued environmental liabilities, the company has reasonably possible loss contingencies relating to environmental matters of approximately $85 million. The company has also identified other sites where future environmental remediation expenditures may be required, but these expenditures are not reasonably estimable at this time. The company believes that these matters, when ultimately resolved, which may be over the next decade, will not have a material adverse effect on the consolidated financial position of the company, but could have a material adverse effect on consolidated results of operations in any given year.

(C) The company and its subsidiaries are parties to litigation arising out of the ordinary conduct of its business. Recognizing the amounts reserved for such items and the uncertainty of the outcome, it is the company's opinion that the resolution of all pending lawsuits and claims will not have a material adverse effect, individually or in the aggregate, upon the results of operations and the consolidated financial position of the company.

(D) Inventories consist of:
    (Millions of dollars)


                        MAR. 31,   Dec. 31,   Mar. 31,
                         1995       1994       1994
                       ---------   --------  ---------
Finished products and
  work in process        $381       $378       $310

Raw materials and
  supplies                124        109        104
                         ----       ----       ----

Total inventories        $505       $487       $414
                         ----       ----       ----

(E) The number of preferred shares issued and outstanding were:

    March 31, 1995                 2,671,722
    December 31, 1994              2,676,515
    March 31, 1994                 2,703,301

(F) The number of common treasury shares were:

    March 31, 1995                11,020,204
    December 31, 1994             10,960,614
    March 31, 1994                10,955,398


Dithane and Plexiglas are trademarks of Rohm and Haas Company.

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                         ROHM AND HAAS

                     APPENDIX TO EXHIBIT 20

        (Pursuant to Part 232.304(a) of Regulation S-T)


  Graphic                      Description/Cross Reference
- -----------     ----------------------------------------------------------
Cover             Company name with globe and words "First Quarter '95"

Pie Charts        Description included in introduction to Exhibit 20
                  (not incorporated by reference)